UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number 001-36574

VTTI Energy Partners LP

(Translation of registrant’s name into English)

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 and incorporated herein by reference is a copy of the press release of the Partnership, dated September 1, 2016, announcing that its wholly-owned subsidiary, VTTI MLP Holdings Ltd., has completed its acquisition from VTTI MLP Partners B.V., a wholly-owned subsidiary of VTTI B.V., of an additional 8.4% economic interest in VTTI MLP B.V. and associated pro-rata net debt for cash consideration of $96.2 million.

Exhibits

Exhibit No.	Description

99.1	Press Release of VTTI Energy Partners LP, dated September 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTTI ENERGY PARTNERS LP

	By:	VTTI Energy Partners GP LLC, its general partner

Date: September 1, 2016	By:	/s/ Robert Nijst
Name: Robert Nijst
Title: Chief Executive Officer